SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)

CT COMMUNICATIONS, INC.
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(Name of Issuer)

Common Stock
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(Title of Class of Securities)

126426402
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(CUSIP Number)

                Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

               The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act.

Page 1 of 4 pages

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CUSIP No. 126426 40 2 13G

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1)  Names of Reporting Persons:
      I.R.S. Identification Nos. of above persons (entities only):
      Estate of Mariam C. Schramm -------------------------------------------------------------------------------

              2)  Check the Appropriate Box if a Member of a Group (See Instructions):
                   (a) [ ]
                   (b) [ ]

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3) SEC Use Only ------------------------------------------------------------------------------- 4) Citizenship or Place of Organization:                    Mrs. Schramm was a citizen of North Carolina

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Number of              (5)          Sole Voting Power:             0
Shares Bene-
ficially                     (6)          Shared Voting Power: 937,062
Owned by
Each Report-          (7)          Sole Dispositive Power:     0
ing Person
With                        (8)          Shared Dispositive Power: 937,062

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9) Aggregate Amount Beneficially Owned by Each Reporting Person: 937,062 ------------------------------------------------------------------------------- 10) Check if the Aggregate Amount in Row 9 Excludes Certain
       Shares (See Instructions): [ ] ------------------------------------------------------------------------------- 11) Percent of Class Represented by Amount in Row 9:
       5.0% ------------------------------------------------------------------------------- 12. Type of Reporting Person (See Instructions):
       IN -------------------------------------------------------------------------------

Page 2 of 4 pages

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Item 1.

(a) Name of Issuer: CT Communications, Inc.
(b) Address of Issuer's Principal Executive Offices: 68 Cabarrus Avenue, East
Concord, North Carolina 28025 Item 2. (a) Name of Person Filing: This Schedule is filed on behalf of a trust for the benefit of the Estate of Mariam C. Schramm. Mrs. Schramm was a citizen of the United States.

(b) Address of Principal Business Office or, if none, Residence:

10200 David Taylor Drive
Charlotte, North Carolina 28262 (c) Citizenship: See above Item 2(a)

(d) Title of Class of Securities: Common Stock

(e) CUSIP Number: 126426402

 Item 3.

If this statement is filed pursuant to Sections 240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act
           (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act
           (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the
          Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the
           Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance withss.240.13d-1(b)(1)
         (ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the
          Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition
          of an investment company under section 3(c)(14) of the
          Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J);

Page 3 of 4 pages

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Item 4. Ownership:

(a) As a result of the passing of Mrs. Schramm, the Estate of
Mariam C. Schramm beneficially owns 937,062 shares of the
issuer's common stock. The co-executors of the Estate of
Mariam C. Schramm, who share voting and disposition power,
are Michael R. Coltrane and First Charter Bank.

(b) Percent of class: 5.0%

(c) Number of shares as to which the person has:
         (i) Sole power to vote or to direct the vote: 0
         (ii) Shared power to vote or to direct the vote: 937,062
        (iii) Sole power to dispose or to direct the disposition of: 0
        (iv) Shared power to dispose or to direct the disposition of: 937,062

Item 5. Ownership of Five Percent or Less of a Class: N/A

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box [X]

Item 6. Ownership of More than Five Percent on Behalf of Another Person: N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired
            the Security Being Reported on By the Parent Holding Company: N/A

Item 8. Identification and Classification of Members of the Group: N/A

Item 9. Notice of Dissolution of Group: N/A

Item 10. Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

  SIGNATURE           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2002

                                                           FIRST CHARTER BANK,
                                                           as Co-executor

                                                          By:  /s/ DENNIS DE PREY
                                                                      Dennis De Prey
                                                                       Vice President and Trust Officer

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